Exhibit 99.1

Zentek Files Technical Report for the Albany Graphite PEA: US$3.85 Billion After-Tax NPV at a 5% Discount Rate, 27.4% After-Tax IRR, on an Acid-Free Route to Ultra-High-Purity Graphite

Initial capital of US$817 million, after-tax payback of 4.4 years and a 30-year production period. Micon recommends advancing Albany to a Pre-Feasibility Study.

● Filed on SEDAR+ on September 24, 2026, within 45 days of the August 10, 2026, announcement, as NI 43-101 requires.

● After-tax NPV of US$3.85 billion at a 5% discount with an after-tax IRR of 27.4% and a discounted payback of 4.4 years.

● Initial capital of US$817.0 million, a 30-year production period inside a 35-year Project life, and 30,000 tonnes per year of finished ultra-high-purity graphite products.

● Micon recommends advancing Albany to a Pre-Feasibility Study.

Guelph, ON – September 24, 2026 – Zentek Ltd. (“Zentek” or the “Company”) (TSXV: ZEN) (OTCQX: ZTEKF) announces the filing on SEDAR+ of the technical report titled “NI 43-101 Preliminary Economic Assessment (“PEA”) Technical Report on the Albany Graphite Project” (the “Technical Report”) for the Albany Graphite Project (“Albany” or the “Project”). Prepared by Micon International Limited (“Micon”) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), the Technical Report has an effective date of June 30, 2026, and a report date of September 18, 2026.

The Technical Report supports the results previously disclosed in the Company’s press release dated August 10, 2026.

Management Commentary

"Albany represents the type of Canadian critical minerals project needed to support more resilient North American supply chains," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek. “Our hydrofluoric acid-free, halogen-free thermal purification process has demonstrated ultra-high-purity graphite at bench scale and forms the basis of the purification flowsheet evaluated in the PEA. Albany combines a mineral designated as critical by Canada, the United States, the European Union and Australia, an independent PEA, and our partnership with Constance Lake First Nation. Our next step is the Pre-Feasibility Study, which will advance the engineering, process design, scale-up, and product specification work required to further de-risk the project.”

PEA Highlights

Table 1: Economic Highlights

Metric	Technical Report, September 18, 2026
Pre-tax net present value (“NPV”) at 5% discount rate	US$4,179.3M
After-tax NPV at 5% discount rate	US$3,854.5M
Pre-tax internal rate of return (“IRR”)	27.7%
After-tax IRR	27.4%
Pre-tax payback period, discounted	4.4 years
After-tax payback period, discounted	4.4 years
Initial capital cost	US$817.0M
Sustaining capital cost	US$1,161.6M
Life of mine operating cost	US$6,666.2M1
Average annual operating cost	US$222.2M per year[1]
Operating cost per tonne of finished graphite products	US$8,014 per tonne[1]
Weighted average realized product price	US$23,485 per tonne
Average annual revenue, gross	US$651.3M per year
Average annual revenue, net of transport, insurance and royalty	US$639.3M per year
Overall Project life inclusive of pre-production and closure (years)	35

1  Life of mine operating cost, average annual operating cost and operating cost per tonne differ from the amounts disclosed in the Company’s news release of August 10, 2026, by US$21.0 million, US$0.7 million and US$25 per tonne respectively, reflecting updated tabulation in the Technical Report presentation. There were no changes to the underlying economic model or to overall Project economics. All other figures are consistent with those previously disclosed on August 10, 2026.

Table 2: Design Parameters

Metric	Value
Production Period / Life of Mine (years)	30
Nominal annual processing rate (tonnes per year)	894,454
Life of mine average head grade (% Cg)	3.9
Flotation recovery (%)	86
Nominal flotation concentrate production (tonnes per year)	34,483
Nominal finished product production (tonnes per year)	30,000

Purification performance and product specifications in the economic model are based on bench-scale testwork and have not yet been validated at continuous commercial scale or through customer qualification. “Cg” = graphitic carbon, “Mt” = million tonnes.

Key Project Attributes

Purity. Bench-scale thermal purification testwork has produced graphite with a maximum measured purity of 99.99985 wt.% carbon (5N+) and an average purity of 99.9995 wt.%, as disclosed on September 14, 2026. This testwork formed part of the program supporting the PEA as announced on August 10, 2026.

Process route. The PEA evaluates an acid- and halogen-free thermal purification flowsheet using a fluidized bed reactor (“FBR”). The purification process uses no hydrofluoric acid at any stage or halogen gases, and the flotation circuit requires no lime or acid pH modifiers.

Permitting. The Technical Report describes Ontario’s One Project, One Process framework, which is in the early stages of implementation, as a potential route for provincial permitting. It also states that federal impact assessment requirements or other federal approvals may apply. No permitting determination has been made, and no permit application has been submitted.

Location. Northern Ontario, within 30 km of the Trans-Canada Highway, with existing road, rail, power transmission and natural gas infrastructure nearby. Graphite is designated a critical mineral by both the Government of Canada and the United States Department of Energy.

Figure 1: Conceptual Site Plan

Source: Technical Report.

Basis of the Technical Report

The Technical Report evaluates Albany as an integrated operation, from open pit extraction through flotation processing and FBR purification to finished ultra-high-purity graphite products. The production schedule processes approximately 25.9 Mt of mill feed grading 3.9% Cg. The economic analysis used a weighted average product price of US$23,485 per tonne, an exchange rate of C$1.33 per US$1.00 and a 5.0% annual discount rate as the study's principal discounted cash flow basis. Total capital over the life of the Project, comprising initial capital, sustaining capital and closure and rehabilitation, is estimated at US$2,063 million. These figures are estimates prepared for the purposes of the PEA and are subject to the assumptions and qualifications set out in the Technical Report.

Figure 2: Conceptual Process Block Flow Diagram

Source: Technical Report, Figure 17.1 (Micon, 2026). Shows the flotation concentrator only. FBR purification is not shown.

The weighted average product price is held constant in real terms throughout the Project life. It reflects Albany's potential position as a supplier of ultra-high-purity graphite to specialized, high-value markets rather than commodity or battery-grade markets and is aligned with the quality and performance specifications required by the applications targeted by the Project. Prices in these markets are generally influenced by product specification, qualification status and negotiated contractual terms rather than by reference to a transparent commodity index.

Pricing was developed from market research and pricing analyses prepared by AppEco Inc. and by an independent laboratory in the United States, for the ultra-high-purity product tiers Albany is targeting. Nuclear-grade graphite was used as the closest observable pricing analogue, and no country-of-origin premium has been applied. Micon's reliance on these analyses is described in Item 3 of the Technical Report.

Figures 3 and 4 show how the after-tax NPV at a 5% discount rate and the after-tax IRR change when graphite price, capital cost and operating cost each move between 75% and 125% of the base case.

Figure 3: After-Tax NPV Sensitivity, 5% Discount Rate

Source: Technical Report, Figure 22.3.

Figure 4: After-Tax IRR Sensitivity

Source: Technical Report, Figure 22.4.

Table 3: Mineral Resource Estimate, effective June 30, 2026

Resource Category	Tonnage (Mt)	Grade (% Cg)	Contained Graphitic Carbon (t Cg)
Total Indicated	23.1	4.14	957,075
Total Inferred	13.3	2.88	382,130

Mineral resources are reported for a combined open pit and underground scenario, at cut-off grades of 1.48% Cg (open pit) and 1.77% Cg (underground), using a long-term weighted average price of US$23,485 per tonne and an exchange rate of US$1.00 = C$1.33. The production schedule and economic analysis are based on open pit extraction only. The full estimate, including the breakdown by mining method and domain and the accompanying notes, is set out in the Technical Report and in the August 10, 2026, news release.

The PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Readers are cautioned not to assume that all or any part of the Indicated or Inferred Mineral Resources will ever be converted into Mineral Reserves or that the PEA represents, or will result in, an economically viable operation.

Recommendations

Micon recommends that the Project be advanced to a Pre-Feasibility Study, and the Technical Report sets out the recommended work programs across resource definition, mine design, flotation and purification testwork including FBR scale-up, site infrastructure, tailings management and environmental baseline studies. No decision to construct has been made.

Community Engagement and Local Benefits

Albany lies within the traditional territory of Constance Lake First Nation (“CLFN”), which has been engaged on the Project through its earlier phases of work. That engagement is ongoing and conducted directly by the Company's Chief Executive Officer. The Company intends to work with CLFN on training, employment and business opportunities associated with the Project.

Technical Report Availability and Qualified Persons

The Technical Report is available under Zentek's issuer profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov as an exhibit to the Company's Form 6-K, and on the Company's website at www.zentek.com. Readers are encouraged to read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this news release.

The Technical Report was prepared by Charley Murahwi, P.Geo.; Oktay Erten, PhD, P.Eng.; Richard M. Gowans, P.Eng.; Garth Liukko, P.Eng.; Mohsin Hashmi, P.Eng.; and Becky Humphrey, CEnv, MIMMM, each of Micon; and Sepehr Aryan, P.Eng., and Morwenna Rogers, MSc., MIMMM, each of Halyard Inc.; each a Qualified Person as defined in NI 43-101 and independent of the Company. The scientific and technical information in this news release has been reviewed and approved by Mr. Murahwi and Mr. Erten, who are responsible for the Mineral Resource Estimate, and Mr. Liukko, who is responsible for the market studies, capital and operating cost estimates and economic analysis set out in the Technical Report, each a Qualified Person and independent of the Company. It has also been reviewed and approved by Peter Wood, P.Eng., P.Geo., Vice President Development of Albany Graphite Corp., a Qualified Person who is not independent of the Company.

About Albany Graphite Corp.

The Albany Graphite Project is an igneous-hosted, fluid-derived graphite deposit held in two breccia pipes in Northern Ontario, near Hearst, held through the Company's wholly owned subsidiary Albany Graphite Corp. Independent bench-scale testing disclosed on September 22, 2025, confirmed ultra-high purity of 99.9992% with an equivalent boron content of 2.60 ppm, consistent with published benchmarks for potential nuclear-grade applications. Additional results disclosed on September 14, 2026, from the bench-scale purification program that supported the Company's August 10, 2026, Preliminary Economic Assessment ("PEA") demonstrated a range of 4N to 5N graphite products and established the product specifications used in the PEA's product mix and pricing. As part of this program, a halogen-free fluidized bed reactor purification process achieved a maximum measured purity of 99.99985 wt.% carbon and an average purity of 99.9995 wt.% carbon across three bench-scale samples. The Project is being advanced as a potential domestic North American source of critical-grade graphite for nuclear, defence and allied-nation supply chains. Graphite is designated a critical mineral by Canada, the United States and Australia, and is listed as both a critical raw material and a strategic raw material under the European Union's Critical Raw Materials Act.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Statements

This news release includes certain information that may be deemed “forward-looking information” under applicable securities laws. All statements in this release, other than statements of historical facts, that address the results of the PEA (including the estimated NPV, IRR, payback period, capital expenditure requirements, project life, production potential and product value), work to be conducted on the Project in the future including a Pre-Feasibility Study, mineral resource potential, planned or potential exploration and development activities, purification testwork and scale-up, the design, engineering, construction and operation of a processing, purification and separation facility, product qualification, collaboration with CLFN, and events or developments that the Company expects, is forward-looking information. Although the Company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors, including, without limitation, the risk factors set out in the Company's Annual Information Form and quarterly MD&A, that could cause actual results to differ materially from those in the forward-looking information. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.